June 30, 2010
Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
John L. Sullivan
Senior Vice President, General
Counsel and Secretary
Legal Affairs
Imation Corp.
1 Imation Way, Discovery-2D-04
Oakdale, MN 55128
651-704-3831 telephone
651-704-4412 fax
jlsullivan@imation.com

RE:	Imation Corp.
Form 10-K for fiscal year ended December 31, 2009
Filed February 26, 2010
File No. 001-14310
Dear Mr. Spirgel:
On behalf of Imation Corp. (Imation or the Company), this letter is in reply to your comment letter dated June 15, 2010 with respect to the above-referenced Form 10-K. Our responses are set forth below following the text of each comment contained in your letter.
Definitive Proxy Statement filed on Schedule 14A Incorporated by Reference
Compensation of Directors, page 13
Comment No. 1: Please confirm that for awards of stock and options, the amount disclosed in the table is the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. In future filings, disclose all assumptions made in the valuation of awards in the stock and option columns by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in management’s discussion and analysis. We note your disclosure with respect to the Summary Compensation Table, but similar footnote disclosure for the stock and option awards columns of the director compensation table is also required. See the Instruction to Regulation S-K Item 401(k), which refers to Instruction 1 to Item 402(c)(2)(v) and (vi).
Response:
We confirm that for awards of stock and options, the amount disclosed in the table is the aggregate grant date fair value computed in accordance with FASB ASC Topic 718, and we will make that clarification in future filings. We have provided, and will continue to provide, all assumptions made in the valuation of awards in the stock and option columns in footnotes to the Director Compensation Table. See pages 14-15 of our Definitive Proxy Statement, Director Compensation Table, footnotes 1, 2, 6 and 7 for the assumptions used in the valuation of awards in the stock and option columns of the Director Compensation Table. For both the Director Compensation Table and the Summary Compensation Table, we have provided all assumptions made in the valuation of awards in the stock and option columns in footnotes to those tables, which is more direct disclosure than simply providing a reference to those assumptions in another document as permitted by Instruction 1 to Item 402(c)(2)(v) and (vi).

Compensation Discussion and Analysis, page 24
Comment No. 2: We note that you have not provided any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.
Response:
Our review to determine whether our compensation policies and practices for our employees create risks that are reasonably likely to have a material adverse effect on the Company was a three step process. First, the compensation policies and practices were reviewed by representatives of Legal Affairs and Human Resources in light of the requirements of Item 402(s). The preliminary conclusion was reached that we do not face the situations described in the rule or similar situations because our incentive based compensation structure for both executive officers and employees is primarily based on the same overall Company performance criteria (Company operating income and Company free cash flow), as noted in our Proxy Statement on page 27 under “Bonuses.” The second step of our review process consisted of a discussion and review of the required disclosure and preliminary conclusion with our internal SEC Review Committee (which includes, among others, our Chief Executive Officer, Chief Financial Officer and General Counsel). The final step was a review and approval of the required disclosure and conclusion by our Compensation Committee of the Board of Directors.
Severance Agreements with Named Executive Officers, page 42
Comment No. 3: In future filings, provide the definition of “cause” and “good reason” as discussed in connection with your employment agreements.
Response:
The definitions of “Cause” and Good Reason” will be added to the discussion of the Severance Agreements in our 2011 Proxy Statement.
We acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We believe our responses set forth above are responsive to the staff’s comments. If you have any additional questions or would like to discuss this further, please feel free to call me at (651) 704-3831.
Sincerely,
/s/ John L. Sullivan

John L. Sullivan
Senior Vice President,
General Counsel and Secretary